[PENNZOIL LETTERHEAD]

James L. Pate
Chairman of the Board
Chief Executive Officer

                                 August 1, 1997



Mr. Jack L. Messman
Chairman & CEO
Union Pacific Resources
801 Cherry Street
Fort Worth, TX 76102-6803


Dear Jack:

     It is difficult for you to deny that your two-tiered, front-end loaded unsolicited tender offer is structurally coercive. As such, it is clear that you knew it was coercive when you commenced the offer, and I must assume that you intended it to have a coercive effect with Pennzoil stockholders. To now claim that a structurally coercive offer is not coercive is illogical, insincere and misleading.

     The real point, however, is that our Board of Directors has rejected your proposal, including the tender offer, as inadequate and not in the best interests of our shareholders. As we have repeatedly stated, we firmly believe that the values and upside potential that can be achieved through execution of our long-term strategic plan far exceed the value of the combination which you propose. We fully intend to pursue our strategic plan and will take all necessary steps to assure that our shareholders are the ones who receive the benefits of that strategic plan.

     We understand why you feel the need to consummate an acquisition, given your overdependence on the Austin Chalk and the resulting UPR production profile that will no doubt peak in the very near future and decline sharply thereafter. However, we will not allow you to intercept the upside values inherent in Pennzoil's strategic plan in order to address the issues that UPR faces.

                                   Sincerely,

                                   /s/ Jim


JLP:mrm